SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*


                                 AURASOUND, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    05153H106
                 -----------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 29, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 6 pages

CUSIP No.:  05153H106

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF              7           SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8           SHARED VOTING POWER   -   11,021,228
OWNED BY
EACH                   9           SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH            10          SHARED DISPOSITIVE POWER   - 11,021,228

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,021,228

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.7%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 6 pages

CUSIP No.:  05153H106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                7           SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY             8           SHARED VOTING POWER   -   11,021,228
OWNED BY
EACH                     9           SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH              10          SHARED DISPOSITIVE POWER   -  11,021,228

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,021,228

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.7%

14   TYPE OF REPORTING PERSON

     CO

                                Page 3 of 6 pages

CUSIP No.:  05153H106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF               7           SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY            8           SHARED VOTING POWER   -   11,021,228
OWNED BY
EACH                    9           SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH             10          SHARED DISPOSITIVE POWER   -   11,021,228

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,021,228

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.7%

14   TYPE OF REPORTING PERSON

     IA

                                Page 4 of 6 pages

                                EXPLANATORY NOTE

         This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of AuraSound, Inc. (f/k/a Hemcure, Inc.), a Nevada corporation (the "Company" or the "Issuer"). This Amendment No. 5 supplements Items 3 and 4 and amends and restates in its entirety Item 5 of the
Schedule 13D (as amended) filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons").

ITEM 3.  Source and Amount of Funds or Other Consideration

         The funds used to acquire the securities described in Item 4 of this Amendment No. 5 are from working capital of the Fund, and the amount of funds totaled $312,249.

ITEM 4.  Purpose of Transaction.

         On March 24, 2008, the Fund executed a Securities Purchase Agreement (the "SPA") by and among one of the Issuer's stockholders (the "Seller") on the one hand, and the Fund on the other hand. On April 29, 2008, pursuant to the closing under the SPA, the Seller sold to the Fund 743,450 shares of Common Stock for total consideration of $312,249.

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of April 29, 2008, the Fund directly beneficially owns 11,021,228 shares of Common Stock, representing 35.7% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based upon 28,071,972 shares of Common Stock issued and outstanding as of January 31, 2008, as reported by the Issuer in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on February 14, 2008.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 11,021,228 shares of Common Stock reported herein.

         (c) Other than as set forth in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.



                                Page 5 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the Fund





                                Page 6 of 6 pages